Laura E. Flores

Partner

+1.202.373.6101

laura.flores@morganlewis.com

December 26, 2024

VIA EDGAR

Mr. Tim Worthington

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	WisdomTree Trust
File Nos. 333-132380 and 811-21864

Dear Mr. Worthington,

This response is provided on behalf of WisdomTree Trust (the “Trust” or the “Registrant”) with respect to an additional Staff comment received orally on December 23, 2024 regarding the Trust’s Post-Effective Amendment (“PEA”) No. 914, which was filed with the U.S. Securities and Exchange Commission (“SEC”) on October 18, 2024, for the purpose of making material changes to the principal investment strategies of the WisdomTree PutWrite Strategy Fund (the “Fund”), and correspondence filed on December 19, 2024 responding to the Staff’s initial comments on the PEA. The Staff’s comment and the Trust’s response is set forth below. Capitalized terms used, but not defined, herein have the same meaning given to them in the Trust’s registration statement.

Prospectus

Comment: Upon reviewing the Fund’s 80% investment policy adopted pursuant to Rule 35d-1, the Staff does not view the policy as germane to the Fund’s name. Please explain the Fund’s plan to revise its 80% investment policy consistent with the requirements of Rule 35d-1.

Response: The Registrant expects to further amend its registration statement pursuant to Rule 485(a) under the Securities Act of 1933 before the end of January to reflect, among other changes, a revised 80% investment policy to be adopted by the Fund pursuant to Rule 35d-1. This timeline will enable the Fund to obtain all necessary approvals of the Board of Trustees and to prepare the requisite shareholder notice of a change to the Fund’s 80% investment policy.

Morgan, Lewis & Bockius llp

1111 Pennsylvania Avenue, NW
Washington, DC 20004	+1.202.739.3000
United States	+1.202.739.3001

If you have any questions regarding this correspondence, please do not hesitate to contact me at 202.373.6101.

Sincerely,

/s/ Laura E. Flores
Laura E. Flores

cc:	Joanne Antico, Esq. (WisdomTree Trust)
Angela Borreggine, Esq. (WisdomTree Trust)

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